                                                                     EXHIBIT 8.1

[ERNST & YOUNG LETTERHEAD]


August 27, 2002

Mr. Bob Marlowe
Chief Financial Officer
ShoLodge, Inc.
130 Maple Drive North
Hendersonville, TN 37075

Dear Mr. Marlowe:

You have requested Ernst & Young LLP's opinion addressing certain United States Federal income tax consequences to ShoLodge, Inc. ("ShoLodge") and to certain holders of ShoLodge senior subordinated notes arising from the proposed modification of those notes filed with the Securities and Exchange Commission on August 27, 2002 (the "Exchange Offer").

In rendering our opinion, we have reviewed the indenture dated November 15, 1996, under which the Series A and Series B Senior Subordinated Notes were issued (the "Indenture"), and the prospectus supplements filed for the 9.75% Senior Subordinated Notes, Series A, issued November 15, 1996 and due November 1, 2006 (the "Series A Notes"), and the 9.55% Senior Subordinated Notes, Series B, issued September 25, 1997 and due September 1, 2007 (the "Series B Notes"), as well as the proposed amendments thereto (collectively, the "Notes"). In June 2002, $7,533,000 of Series A Notes and $700,000 of Series B Notes that previously had been repurchased by ShoLodge were reissued to new holders (the "Reissued Notes"). The Reissued Notes continue to be governed by the Indenture but, because of their repurchase and reissuance, are treated as a separate issue for Federal income tax purposes.

We have relied on the Indenture, on the completeness, truth, and accuracy of the facts stated in the prospectus supplements and on the representations of the management of ShoLodge, Inc. made in this letter. We have made no independent determination with respect to the facts. Any omissions from or modifications to the facts may affect the conclusions stated herein, perhaps in an adverse manner.

In addition, we have assumed that ShoLodge will report the transaction described in this letter on its Federal income tax return in a manner consistent with the opinion set forth herein and will otherwise comply with all applicable provisions of the Internal Revenue Code of 1986, as amended (the "Code") and Treasury regulations promulgated thereunder.(1) No ruling has been or will be sought from the Internal Revenue Service as to the federal income tax consequences of this transaction.

This opinion is applicable to the specific facts and circumstances presented to us. We expressly authorize ShoLodge to disclose every aspect of our advice and services to

---------
(1) Unless otherwise indicated, all references to a "Section" are to a section of the Code and all references of the form "Treas. Reg. ss." are to a section of the Treasury regulations issued under the Code.


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ShoLodge, Inc.                                                           Page 2
                                                                August 27, 2002


any and all persons, without limitation. Furthermore, we accept that the Noteholders may rely on this opinion and that we shall be responsible to the Noteholders to the same extent as we are to you pursuant to this opinion. For purposes hereof, "Noteholders" shall mean the various holders of notes issued pursuant to the Exchange Offer (the "Consenting Noteholders"), as well as holders of their original Notes (the "Nonconsenting Noteholders"). The "Reissued Noteholders" shall mean the holders of the Reissued Notes. Reissued Noteholders may also be either Consenting Noteholders or Nonconsenting Noteholders.

FACTS

ShoLodge was incorporated under the laws of the State of Tennessee in 1976. ShoLodge develops, owns, franchises, and operates hotels under various names. ShoLodge also earns revenues from royalties, reservation services and management services provided to the franchisees, as well as from reservation services provided to other hotel chains and independent hotel operators. ShoLodge also leases hotels and restaurants to others, earning rental income from these third party lessees. ShoLodge's operations are further supplemented by contract revenues from construction and development of hotels for third parties.

On November 15, 1996, pursuant to the Indenture, ShoLodge issued $33,150,000 of Series A Notes for an issue price equal to their face amount ("par"). The Series A Notes have a stated interest rate of 9.75%, payable quarterly. The Series A Notes mature on November 1, 2006. There are currently outstanding $20,072,000 of originally issued Series A Notes and $7,533,000 of Reissued Series A Notes. The Indenture provides for certain redemptions at the option of the Noteholders ("put rights"). The put rights are exercisable at par, under the following circumstances:

         Upon the Death of a Noteholder: The Series A Notes tendered by the personal representative or surviving joint tenant, tenant by the entirety or tenant in common of a deceased beneficial owner shall be redeemed within 60 days of tender, at par plus accrued interest, subject to the amount limitations set forth below.

         By Other Noteholders: The Series A Notes tendered by November 1 of each year shall be redeemed at par plus accrued interest, subject to the amount limitations set forth below, on December 1 each year, commencing in 1999.

         Amount Limitations: Of the Series A Notes tendered, ShoLodge is only required to redeem, for any 12-month period ending November 1, an aggregate maximum of 5% of the original aggregate principal amount of all Notes of all series issued under the Indenture (including Reissued Notes), subject to a maximum of $50,000 per beneficial owner. Notes tendered by representatives of deceased beneficial owners will be redeemed prior to Notes tendered by other Noteholders.(2)


---------
(2) Indenture, Article 7, and ShoLodge, Inc. Prospectus Supplement, Filed pursuant to Rule 424(b)(2), Registration No. 333-14463, page S-5.


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ShoLodge, Inc.                                                           Page 3
                                                                August 27, 2002


The redemption procedure described in the Indenture provides that Notes presented for redemption, other than those tendered by representatives of deceased beneficial owners, will be given priority in order of their receipt over other Notes. Notes not redeemed in any redemption period because of the annual limitation will be held in order of their receipt for redemption during the following 12 month period(s).(3)

On September 25, 1997, ShoLodge issued $35,000,000 Series B Notes, again for an issue price equal to their face amount. The Series B Notes were issued under the same Indenture as the Series A Notes and hence have the same put rights as the Series A Notes. The $50,000 per Noteholder and 5% annual percentage limits apply to the Series A Notes and Series B Notes (including the Reissued Notes) collectively.(4) The Series B Notes have a stated interest rate of 9.55%, payable quarterly. The Series B Notes mature on September 1, 2007. There are currently outstanding $20,291,000 of originally issued Series B Notes and $700,000 of Reissued Series B Notes.

On or before August 23, 1999, ShoLodge received valid notices of exercises of put rights (i.e., not in excess of the $50,000 per Noteholder limit) for $26,808,000 of Notes. None of these Notes were Reissued Notes. Because of the 5% annual aggregate limit, ShoLodge is required to redeem only $3,408,000 of Notes each year, including any Notes put to ShoLodge upon the death of the Noteholder. As a result, ShoLodge to date has redeemed only $9,005,000 of Notes that were the subject of the put exercise in August 1999, leaving approximately $17,800,000 of such Notes unredeemed as of the date hereof. If the Notes were not modified, in the 5 remaining years before the Series B Notes mature, ShoLodge would be obligated to redeem only $17,040,000 of Notes. Thus, even if no Noteholders were to die during this time period, ShoLodge would not be obligated to satisfy the full amount of put rights exercised in August 1999, and would not be obligated to satisfy any put rights exercised after that date.

The Indenture contains a restricted payment covenant that prohibits ShoLodge from making, paying, or declaring (a) any dividend or other distribution of property or assets in respect of its capital stock other than dividends paid solely in its capital stock, (b) any stock repurchase, (c) any repayment or defeasance of any indebtedness which is subordinate to the Notes (except, so long as the Notes are not in default, required payments of principal or interest thereon) or (d) any exchange of equity for newly issued debt, unless such restricted payment, when aggregated with all other restricted payments by ShoLodge after November 15, 1996, is less than the sum of: (i) $8,500,000 plus
(ii) 50% of ShoLodge's aggregate consolidated net income earned during the period commencing October 7, 1996 and ending on the last day of the fiscal quarter of ShoLodge preceding such restricted payment, (or minus 100% of ShoLodge's aggregate consolidated net loss (if any) during such period) plus
(iii) the aggregate net proceeds received by ShoLodge from public or private offerings of equity securities after November 15, 1996 (including the issuance of equity securities


---------
(3)      Indenture, Article 7.2.
(4) ShoLodge, Inc. Prospectus Supplement, September 23, 1997, Filed pursuant to Rule 424(b)(2), Registration No. 333-14463, page S-5.
(5)      Indenture, Article 4.12.
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ShoLodge, Inc.                                                           Page 4
                                                                August 27, 2002


upon conversion of convertible debt securities or upon exercise of any options, warrants or rights to acquire equity securities).(6)

In addition, under the Indenture, ShoLodge agreed to maintain a minimum consolidated net worth of $75,000,000 plus 50% of ShoLodge's cumulative consolidated net income earned since October 6, 1996.(7)

The Indenture generally provides that modifications to the Indenture can be made only by consent of the Noteholders of not less than 51% in aggregate principal amount of the Notes then outstanding. Certain other changes, which are not relevant in this situation, require the consent of all Noteholders.(8)

ShoLodge proposes to modify certain of the terms of the Indenture for all Noteholders of the Series A and the Series B Notes if it obtains the consent of the required 51% of the Noteholders. The terms to be modified are as follows:

         -        Elimination of the annual put rights of Noteholders;

         - Elimination of the required redemption on death of Noteholders;

         - Relaxation of restricted payment covenant to permit purchase of $5,500,000 of equity securities; and o Reduction of net worth covenant by $10,000,000.

Holders who consent to the proposed modifications ("Consenting Noteholders") will be entitled to a 40 basis point increase in the interest rate on their Notes, i.e., the rate on the Series A Notes will increase to 10.15% and the rate on the Series B Notes will increase to 9.95%. This constitutes the Exchange Offer. This opinion assumes that ShoLodge will obtain the consent of Noteholders holding at least 51% of the principal amount of the Notes to the Exchange Offer. Noteholders who do not consent to the Exchange Offer ("Nonconsenting Noteholders") will not be entitled to the 40 basis point increase in interest rate.

ANALYSIS

Treasury regulations under Section 1001 (the "Regulations") provide rules for determining whether a modification of the terms of a debt instrument results in a taxable exchange. The Regulations apply to any modification of a debt instrument, regardless of the form of the modification, including both an exchange of a new instrument for an existing debt instrument and an amendment of an existing debt instrument.(9) The Regulations are effective for alterations of the terms of a debt instrument on or after September 24, 1996.(10)

Under the Regulations, there is a taxable exchange of a debt instrument if there is a "significant modification." This is a two-step analysis: first it must be determined


---------
(6)      Indenture, Article 4.12.
(7)      Indenture, Article 4.15.
(8)      Indenture, Article 14.2.
(9)      Treas. Reg.ss.1.1001-3(a)(1).
(10)     Treas. Reg.ss.1.1001-3(h).


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ShoLodge, Inc.                                                           Page 5
                                                                August 27, 2002


whether there is a "modification" of the debt instrument and then whether the modification is "significant."

A modification of a debt instrument means any alteration, in whole or in part, of a legal right or obligation of the issuer or a holder of a debt instrument, whether the alteration is evidenced by oral or written agreement, conduct of the parties, or otherwise.(11) However, an alteration occurring by operation of the terms of a debt instrument generally is not a modification.(12) Certain designated alterations are modifications, even if they occur by operation of the terms of the debt instrument.(13) However, none of the designated alterations are relevant in this case.(14)

Generally, a significant modification occurs if the modifications of the legal rights and obligations of the parties are "economically significant."(15) The significance of certain modifications is judged under a set of safe harbor rules which include rules related to changes in yield,(16) deferral of payments,(17) and changes in accounting or financial covenants.(18)

The Regulations provide that whether a modification of any term is a significant modification is determined under the applicable safe-harbor rule; if no such rule applies, then the modification is tested under the general economic significance test.(19) Modifications of different terms of a debt instrument, none of which separately would be a significant modification under one of the specific safe harbor rules of the Regulations, do not collectively constitute a significant modification.

NONCONSENTING NOTEHOLDERS

As stated above, pursuant to the terms of the Indenture, only 51% of the Noteholders need agree to the Exchange Offer in order for it to take effect, and the change in interest rate on the Notes will apply only to the Consenting Noteholders. Nonconsenting Noteholders will have their put rights curtailed and the financial covenants affecting their Notes changed without their consent. Because the Indenture provides conditions under which these changes will occur without consent by the affected Nonconsenting Noteholders, the changes to the Notes held by the Nonconsenting Noteholders will occur by operation of the terms of the Notes.(20) As a result, the alteration to the terms of Notes held by Nonconsenting Noteholders should not be considered a modification for Federal income tax purposes.


---------
(11)     Treas. Reg.ss.1.1001-3(c)(1)(i).
(12)     Treas. Reg.ss.1.1001-3(c)(1)(ii).
(13)     Treas. Reg.ss.1-1001-3(c)(2).
(14) Such alterations that are always modifications include a change in obligor or nature of the instrument, an alteration resulting in property that is not debt, or certain alterations that result from an option of the issuer or holder to change a term of the debt instrument.
(15)     Treas. Reg.ss.1.1001-3(e)(1).
(16)     Treas. Reg.ss.1.1001-3(e)(2).
(17)     Treas. Reg.ss.1.1001-3(e)(3).
(18)     Treas. Reg.ss.1.1001-3(e)(6).
(19)     Treas. Reg.ss.1.1001-3(f)(1)(i).
(20)     Treas. Reg.ss.1.1001-3(c)(1)(ii).



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ShoLodge, Inc.                                                           Page 6
                                                                August 27, 2002


CONSENTING NOTEHOLDERS

For Consenting Noteholders, there is no doubt that the Exchange Offer would constitute a modification under the Regulations.(21) Therefore, the alterations that give rise to this modification must be considered further in order to determine whether any of them results in a significant modification.

Change in Yield

The Regulations provide that, for a fixed payment debt instrument, a change in the yield is a significant modification if the yield on the new instrument varies from the annual yield on the unmodified instrument (determined at the date of the modification) by more than the greater of 25 basis points or 5 percent of the annual yield of the unmodified instrument.(22)

For a debt instrument that bears only qualified stated interest(23) and which is not issued at a discount, which is the case with both the originally issued Series A Notes and the originally issued Series B Notes, the yield is equal to the stated interest rate.(24) Thus, the yield on the unmodified Series A Notes is 9.75% and on the Series B Notes is 9.55%. If a Noteholder consents to the modification, the interest rate on the Series A Notes will increase to 10.15% and the interest rate on the Series B Notes will increase to 9.95% (in each case, an increase of 40 basis points). When applying the test for significance, 5% of 9.75% is approximately 49 basis points and 5% of 9.55% is approximately 48 basis points. Therefore, the modifications to the yield on both the Series A Notes and the Series B Notes are below the applicable thresholds and the modifications to the yield are therefore not significant.

The effect of the 40 basis point increase in the stated interest rate on the yield of the Reissued Notes depends on the issue price of those Notes when they were reissued in June 2002. If the Reissued Notes were issued at a discount for tax purposes, then the 40 basis point increase in the stated rate will cause a greater than 40 basis point increase in the yield on the Reissued Notes, but the safe harbor amount (5% of the original yield on the Reissued Notes) will increase more than proportionately.(25) Hence, for the Reissued Notes as well, the 40 basis point increase in the stated interest rate on the Notes will be within the 5 percent safe harbor.


---------
(21)     Treas. Reg.ss.1-1001-3(c)(1)(i).
(22)     Treas. Reg.ss.1.1001-3(e)(2).
(23) Qualified stated interest is interest that is payable unconditionally in cash (or property other than debt instruments of the issuer) at a single fixed rate at least annually. Treas. Reg.ss.1.1273-1(c).
(24)     Treas. Reg.ss.1.1272-1(d).
(25) The yield on a note issued at a discount depends on both the stated interest rate and the amount of discount, while the yield on a note issued at par depends only on the stated interest rate. Because an increase in the stated interest rate on a note issued at a discount does not affect the amount of discount, the effect of the increase in the stated rate has a less than proportionate effect on the yield of the note. For example, consider a slightly simplified version of the Reissued Notes: A note with a stated interest rate of 10%, payable semiannually, with a term of exactly 4 years is issued for 64 percent of its face amount. The yield on such a note is 24.66%, compounded semiannually. If the interest rate were increased to 10.40%, the yield would increase to 25.20%, or an increase in yield of 54 basis points. So, while the stated interest rate was increased by 4 percent (10.4%/10% - 1), the yield was increased by only 2.2 percent (25.20%/24.66% - 1).



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ShoLodge, Inc.                                                           Page 7
                                                                August 27, 2002

Change in Accounting or Financial Covenants

Under the Regulations, a modification that adds, deletes, or alters customary accounting or financial covenants is not a significant modification.(26) Two financial covenants are being modified: (1) the restricted payment covenant is being revised to permit repurchase of $5,500,000 of equity securities and (2) the net worth covenant is being revised to reduce the requirement to maintain a certain net worth by $10,000,000. The management of ShoLodge has represented that the financial covenants being changed are customary. As a result, neither of the covenant modifications is a significant modification.

Removal of Put Rights

As discussed in the Facts, the large exercise of put rights in August 1999 effectively determined the payment pattern on the Notes whose put rights were exercised at that time (subject only to the contingency of put rights exercised on behalf of Noteholders who die holding Notes) and effectively made any unexercised put rights (other than the right to put at death) worthless. For most if not all Noteholders, the right to have their Notes redeemed upon death would be a remote contingency, and for purposes of this opinion we assume that any Noteholder for whom this right would be a valuable right would be a Nonconsenting Noteholder.(27) Hence, the waiver of put rights on the Notes that have not already been exercised is highly unlikely to affect the timing of payments under the Notes and, under the general test for whether a modification is significant, the waiver would not be a significant modification because it is not economically significant. Since no put rights have been exercised with respect to Reissued Notes, the remainder of this discussion applies only to Notes other than Reissued Notes.

Series A and Series B Noteholders who tendered their Notes in August 1999 caused an alteration of the payment schedule on those Notes at that time. However, that


---------
(26) Treas. Reg.ss.1.1001-3(e)(6).
(27) For any Noteholder other than a holder of Reissued Notes, the potential deferral of payment from the waiver of the right to put the Notes at death would be within the safe-harbor period discussed below. Hence, the conclusion in this opinion would also apply to a Consenting Noteholder for whom death before maturity of the Notes is not a remote contingency, excluding holders of Reissued Notes.
(28) Treas. Reg.ss.1.1001-3(e)(3)(i).
(29) Treas. Reg.ss.1.1001-3(e)(3)(ii).
(30) Treas. Reg.ss.1.1001-3(e)(3)(ii).
(31) The Indenture provides that on death of the Noteholder, Notes tendered by the personal representative or surviving joint tenant, tenant by the entirety or tenant in common of a deceased beneficial owner shall be redeemed within 60 days of tender, at par plus accrued interest. Any executor who did not tender under this option before July 16, 2002, has no right to a payment until after September 14, 2002. Presumably any executor who has already tendered will not consent to waive the put right and will receive payment within the appropriate time frame.
(32) The percentage would be even lower if the Reissued Notes were included for this purpose.
(33) The larger the Noteholder's holding of Notes, the greater the effect of the $50,000 limitation for that Noteholder and hence, the smaller the value of the put right.
(34) The Put Line being full means that the amount of principal tendered and awaiting redemption is in excess of the total annual limitations allowed to be redeemed for all remaining years to maturity.
(35) The weighted average is computed by summing the products of the number of months to remaining maturity for each put right by the maximum amount that could be put for both series of Notes, and


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ShoLodge, Inc.                                                           Page 8
                                                                August 27, 2002


alteration was not a modification of the Notes for tax purposes because it occurred pursuant to an option exercisable unilaterally and did not result in a deferral of payments.(36) Hence, if these Noteholders now consent to the Exchange Offer, they are in effect agreeing to defer payments under the Notes from the payment schedule as altered in 1999 back to the original payment schedule. Therefore, the relinquishment of put rights by these Noteholders should be analyzed under the payment deferral rules.

Under the Regulations, a modification that changes the timing of payments due under a debt instrument is a significant modification if it results in a material deferral of scheduled payments. The deferral may occur either through an extension of the final maturity date or through a deferral of payments prior to maturity. The Regulations provide that if the deferred payments are unconditionally payable no later than at the end of a safe-harbor period, the deferral is not material.(38) The safe-harbor period begins on the original due date of the first scheduled payment that is deferred and extends for a period equal to the lesser of five years or 50 percent of the original term of the instrument.(39)

The Series A Notes were originally issued on November 15, 1996 and mature on November 1, 2006. Thus, they have an original term of 9 years and 350 days. One-half of this term would be 4 years and 357 days, which is the safe-harbor period because it is less than five years. The first put right that is being relinquished would result in a payment on December 1, 2002. Thus, any deferral of payments under the Series A Notes related to relinquishment of the put right would be for a maximum period of 3 years and 11 months. Therefore, this deferral of payments is not material and the relinquishment of the put right does not result in a significant modification of the Series A Notes.

The Series B Notes were originally issued on September 25, 1997 and mature on September 1, 2007. Thus, they have an original term of 9 years and 340 days. One-half of this term would be 4 years and 352 days (again the safe-harbor period). The first put right that is being relinquished would result in a payment on December 1, 2002. Thus, any extension of payments under the Series B Notes related to relinquishment of the put right would be for a maximum period of 4 years and 9 months. Therefore, this deferral of payments is again not material and the relinquishment of the put right does not result in a significant modification of the Series B Notes.

As discussed above, the option to redeem the Notes on the death of a Noteholder is probably a remote contingency in most cases and hence should not be considered a significant modification under the general economic significance test. Even for Noteholders for whom death before maturity of the Notes is not a remote contingency, the waiver of the right to put the Notes at death should not be viewed as significant because the maximum period of deferral is within the safe harbor discussed above


---------
dividing this sum by the total outstanding principal amount of the Notes. The one-year figure is an outside limit that does not take into account the $50,000 per Noteholder annual limitation.
(36) Treas. Reg.ss.1.1001-3(c)(2)(iii).
(37) Treas. Reg.ss.1.1001-3(e)(3)(i).
(38) Treas. Reg.ss.1.1001-3(e)(3)(ii).
(39) Treas. Reg.ss.1.1001-3(e)(3)(ii).


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ShoLodge, Inc.                                                           Page 9
                                                                August 27, 2002


(other than in the case of Reissued Notes). Specifically, any option to redeem on death with regard to the Series A Notes would defer payments for only slightly more than 4 years and would be within the safe-harbor period. With regard to the option to redeem Series B Notes on the death of a Noteholder, any relinquishment of this right after September 14, 2002, would also be within the safe-harbor period.(40)

Based on all of the above arguments, in our opinion, the removal of the put rights should not cause a significant modification of the Notes.

FEDERAL INCOME TAX CONSEQUENCES

Based on the documents, the facts summarized herein, and the applicable law, and subject to the limitations and qualifications stated herein, it is our opinion that for United States Federal income tax purposes:

The proposed modifications to the Notes should not constitute modifications of the Notes for the Nonconsenting Noteholders and should not constitute significant modifications of the Notes for Consenting Noteholders, and accordingly there should be no taxable exchange of the pre-modification Notes for the modified Notes for any Noteholders.(41)

As a result, (1) ShoLodge should not realize any income from discharge of indebtedness or be entitled to deduct any bond retirement premium as a result of the modification of the Notes; (2) there should be no gain or loss either to the Consenting Noteholders who exchange their Notes for Notes with an increased interest rate and a modified Indenture or to the Nonconsenting Noteholders who continue to hold their original Notes and whose rights are changed under the modified Indenture; and (3) the Notes should not be considered to have been retired and reissued on the date of the modification for purposes of applying the rules of the Code governing original issue discount.

SCOPE OF OPINION

The scope of this opinion is expressly limited to the federal income tax issues applicable to the originally issued Notes specifically addressed above.

Our opinion, as stated above, is based upon our analysis of the Code, the Treasury Regulations, current case law, and published Internal Revenue Service authorities. The foregoing are subject to change, and such change may be retroactively effective.


---------
(40) The Indenture provides that on death of the Noteholder, Notes tendered by the personal representative or surviving joint tenant, tenant by the entirety or tenant in common of a deceased beneficial owner shall be redeemed within 60 days of tender, at par plus accrued interest. Any executor who did not tender under this option before July 16, 2002, has no right to a payment until after September 14, 2002. Presumably any executor who has already tendered will not consent to the exchange offer and will be in the group of Nonconsenting Noteholders.
(41) The sole potential exception is for a Reissued Noteholder for whom death before maturity of the Notes is not a remote contingency and who nevertheless is a Consenting Noteholder. Our opinion does not apply to any such Noteholders.


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ShoLodge, Inc.                                                          Page 10
                                                                August 27, 2002


No assurance can be provided as to the effect of any such change upon our analysis. In addition, our analysis is based on the information contained in this opinion. Any variation or differences in this information may affect our analysis, perhaps in an adverse manner. We undertake no obligation to update this letter for changes in facts or law occurring subsequent to the date thereof.

This letter represents our views as to the interpretation of existing tax law and is not binding on the Internal Revenue Service or the courts. No assurance can be given that, if the matter were contested, the Internal Revenue Service or a court would agree with the analysis set forth in this letter.

Should you have any questions about the issues addressed in this letter, please do not hesitate to contact Kyle H. Klein at 202-327-8843 or David C. Garlock at 202-327-8733.


                                    Very truly yours,

                                    /s/ Ernst & Young, LLP